

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Compound Real Estate Bonds, Inc.**
> **Post-Qualification Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed January 12, 2024**
> **File No. 024-11848**

Dear Inderjit Tuli:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

Operations - Administrative Services Agreement with Compound Administrative, page 44

1. Please refer to prior comment 4. Since you initially entered into the Administrative Services Agreement with Compound Administrative Services LLC ("CAS") on March 17, 2022, please tell us and revise your filing to clearly disclose if CAS incurred any expenses on your behalf during the year ended December 31, 2022 along with an explanation of where these expenses are reflected in your financial statements, if applicable.

Exhibits

2. We note your statement on page 44 that you amended the Administrative Services Agreement on January 12, 2024. Please file the amendment as an exhibit to this offering statement. Refer to Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Arden Anderson, Esq.